SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 6)*

                         Manchester Technologies, Inc..
                         ------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.001 per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                  562398 10 7
                                 --------------
                                 (CUSIP Number)

                               Barry R. Steinberg
                              50 Marcus Boulevard
                            Hauppage, New York 11788
                                 (631) 951-8100
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 17, 2005
                                 --------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              (Page 1 of 5 Pages)

                                  SCHEDULE 13D
CUSIP No. 562398 10 7               13D                             Page 2 of 5
_______________________________________________________________________________
     NAMES OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Barry R. Steinberg
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [  ]
                                                                       (b) [  ]
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
     SOURCE OF FUNDS*
4
     Not Applicable.
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                          [ ]
_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_______________________________________________________________________________
NUMBER OF       7    SOLE VOTING POWER

SHARES               4,690,201
                _______________________________________________________________
BENEFICIALLY    8    SHARED VOTING POWER

OWNED BY             None
                _______________________________________________________________
EACH            9    SOLE DISPOSITIVE POWER

REPORTING            4,690,201
                _______________________________________________________________
PERSON          10   SHARED DISPOSITIVE POWER

WITH                 None
_______________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     4,690,201
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
_______________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
     55.6%
_______________________________________________________________________________
     TYPE OF REPORTING PERSON
14
     IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 562398 10 7                                               Page 3 of 5

Item 1.  Security and Issuer.

     This statement constitutes Amendment No. 6 ("Amendment No. 6") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Barry R. Steinberg (the "Reporting Person") in connection with the ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manchester Technologies, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 50 Marcus Boulevard, Hauppauge, NY 11788.

     In accordance with Exchange Act Rule 13d-2, this Amendment No. 6 amends and supplements only information that has materially changed since the December 24, 1998 filing by the Reporting Person of the Amendment No. 5 to Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the Merger Agreement (as such term is defined below).

Item 4.  Purpose of Transaction.

     The following Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

     This Amendment No. 6 relates to a voting agreement (the "Voting Agreement") entered into by the Reporting Person and Electrograph Holdings, Inc., a Delaware Corporation ("Parent") in connection with the execution of an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Parent and CICE Acquisition Corp., Inc., a New York corporation ("Merger Sub") providing for a business combination whereby (i) Parent formed Merger Sub, (ii) Merger Sub will merge into the Company (the "Merger") with the Company as the surviving corporation, and (iii) the Company will become a wholly-owned subsidiary of Parent.

     At the Effective Time, the Company shareholders will be entitled to receive in exchange for each share of Common Stock $6.40 in cash without interest.

     Pursuant to the Voting Agreement, the Reporting Person has agreed to vote the shares of Company Common Stock beneficially owned by the Reporting Person (the "Covered Shares") in favor of the adoption of the Merger Agreement. In addition, the Reporting Person has agreed to vote against any action, proposal or agreement that would (i) compete with, impede, interfere with, adversely affect, tend to discourage or inhibit the adoption of the Merger Agreement or the timely consummation of the transactions contemplated by the Merger Agreement, and (ii) result in any breach of a representation, warranty, covenant or agreement of the Company under the Merger Agreement. Notwithstanding the foregoing, nothing in the Voting Agreement shall govern, limit or restrict the Reporting Person's ability to exercise his fiduciary duties to the shareholders of the Company as provided by the Merger Agreement or under applicable Legal Requirements.

     The Reporting Person has also agreed that he will not, (a) sell, assign, give, tender, offer, exchange or otherwise transfer any of his Covered Shares;
(b) encumber, pledge, hypothecate or otherwise permit (including by omission) the creation or imposition of any Encumbrance on any

                                  SCHEDULE 13D
CUSIP No. 562398 10 7                                               Page 4 of 5

of his Covered Shares; or (c) enter into any Contract with respect to any of the foregoing, in each case without the prior written consent of Parent.

     The Voting Agreement terminates upon the earlier of (a) the Effective Time or (b) the day on which the Merger Agreement is terminated in accordance with its terms and, if applicable, the Termination Fee is paid by the Company to Parent pursuant to Section 8.3 of the Merger Agreement.

     The descriptions of the Merger Agreement and Voting Agreement contained in this Amendment No. 6 are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 to this Amendment No. 6, respectively, and are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of Schedule 13D is hereby amended and supplemented to include the following:

     The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.  Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

     1. Agreement and Plan of Merger, dated as of April 17, 2005, by and among Electrograph Holdings, Inc., CICE Acquisition Corp. and Manchester Technologies, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Manchester Technologies, Inc. on April 18, 2005).

     2. Voting Agreement, dated as of April 17, 2005, by and among Electrograph Holdings, Inc. and Barry R. Steinberg (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 8-K, dated as of April 18, 2005).

                                  SCHEDULE 13D
CUSIP No. 562398 10 7                                               Page 5 of 5

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                               /s/ Barry R. Steinberg
                                               ---------------------------
                                               Barry R. Steinberg

Dated: April 20, 2005